# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOPHiA GENETICS SA, CIK 0001840706
CUSIP: H82027105
Title of class of securities: Ordinary Shares, par value CHF 0.05 per share
Address of issuer's principal executive offices: 401 Park Drive Suite 505, Boston, Massachusetts (MA), 02215
Date of event which requires filing of this statement: 06/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001112520

## Reporting persons
- AKRE CAPITAL MANAGEMENT, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,719,140; sole dispositive power 0; shared dispositive power 3,719,140; aggregate amount beneficially owned 3,719,140 (5.6% of the class)
- Braddock Partners Offshore, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,719,140; sole dispositive power 0; shared dispositive power 3,719,140; aggregate amount beneficially owned 3,719,140 (5.6% of the class)
- Braddock Capital Offshore, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,719,140; sole dispositive power 0; shared dispositive power 3,719,140; aggregate amount beneficially owned 3,719,140 (5.6% of the class)

## Item 1. Issuer
Name of issuer: SOPHiA GENETICS SA
Address of issuer's principal executive offices: 401 Park Drive Suite 505, Boston, Massachusetts 02215, United States of America

## Item 2. Person Filing
Name of person filing:
Akre Capital Management, LLC
Braddock Partners Offshore, LP
Braddock Capital Offshore, LLC
Address of principal business office or, if none, residence:
Akre Capital Management, LLC
2 West Marshall Street
P.O. Box 998
Middleburg, Virginia 20118-0998
United States of America

Braddock Partners Offshore, LP
c/o Akre Capital Management, LLC
2 West Marshall Street
P.O. Box 998
Middleburg, Virginia 20118-0998
United States of America

Braddock Capital Offshore, LLC
c/o Akre Capital Management, LLC
2 West Marshall Street
P.O. Box 998
Middleburg, Virginia 20118-0998
United States of America
Citizenship:
Akre Capital Management, LLC - Delaware
Braddock Partners Offshore, LP - Cayman Islands
Braddock Capital Offshore, LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Akre Capital Management, LLC - 3,719,140
Braddock Partners Offshore, LP - 3,719,140
Braddock Capital Offshore, LLC - 3,719,140
Percent of class:
Akre Capital Management, LLC - 5.6%
Braddock Partners Offshore, LP - 5.6%
Braddock Capital Offshore, LLC - 5.6%
Sole power to vote or to direct the vote:
Akre Capital Management, LLC - 0
Braddock Partners Offshore, LP - 0
Braddock Capital Offshore, LLC - 0
Shared power to vote or to direct the vote:
Akre Capital Management, LLC - 3,719,140
Braddock Partners Offshore, LP - 3,719,140
Braddock Capital Offshore, LLC - 3,719,140
Sole power to dispose or to direct the disposition:
Akre Capital Management, LLC - 0
Braddock Partners Offshore, LP - 0
Braddock Capital Offshore, LLC - 0
Shared power to dispose or to direct the disposition:
Akre Capital Management, LLC - 3,719,140
Braddock Partners Offshore, LP - 3,719,140
Braddock Capital Offshore, LLC - 3,719,140

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit A - Joint Filing Agreement

## Signatures
- AKRE CAPITAL MANAGEMENT, LLC: By: /s/ Charles T. Akre, Jr.*, Charles T. Akre, Jr./Managing Member (06/27/2025)
- Braddock Partners Offshore, LP: By: Braddock Capital Offshore, LLC, its general partner, By: /s/ Charles T. Akre, Jr.*, Charles T. Akre, Jr./Managing Member (06/27/2025)
- Braddock Capital Offshore, LLC: By: /s/ Charles T. Akre, Jr.*, Charles T. Akre, Jr./Managing Member (06/27/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his, her or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.